EXHIBIT 12

ALPHAMA INC. and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratio data)

	1998	1999	2000	2001(1)	2002(1)

Income(loss) before provision for income taxes	$36,638	$46,186	$75,864	$(35,061)	$(161,269)
Add:
Portion of rents representative of the interest factor	2,222	2,276	2,979	4,211	4,152
Interest on indebtedness	25,613	39,174	45,183	45,467	71,496
Amortization of debt expense	1,240	1,643	2,070	6,022	4,727
Amortization of interest capitalized	408	457	455	450	335

Income (loss) as adjusted	$66,121	$89,736	$126,447	$20,221	$(80,487)

Fixed charges
Interest on indebtedness (a)	$25,613	$39,174	$45,183	$ 45,467	$ 71,496
Interest capitalized (b)	744	325	1,265	2,232	1,904
Amortization of debt expense (c)	1,240	1,643	2,070	6,022	4,727
Rent expense	6,665	6,827	9,164	10,029	12,671
Portion of rents representative of the interest factor (d)	2,222	2,276	3,055	3,343	4,224

Fixed charges (a+b+c+d)	$29,819	$43,418	$51,573	$57,064	$82,351

Ratio of earnings to fixed charges	2.22	2.07	2.45	0.35	-0.98

(1) Earnings in 2001 and 2002 were not sufficient to cover fixed charges. The deficiency of earnings was $36,843 in 2001 and $162,838 in 2002.